Exhibit 99.1

Assertio Therapeutics Announces First-Quarter 2020 Results

-- Completed Strategic Asset Sales of NUCYNTA® Franchise and Gralise® Totaling $502.5 Million --

-- Repaid Senior Secured Debt in Full and Successfully Tendered for Convertible Debt --

-- Merger with Zyla Life Sciences On Track and Expected to Close Shortly After the Company’s 2020 Annual Meeting on May 19, 2020 --

Lake Forest, Ill., May 11, 2020 - Assertio Therapeutics, Inc. (“Assertio” or the “Company”) (NASDAQ: ASRT) today reported financial results for the quarter ended March 31, 2020 and provided an update on its business performance and strategic initiatives.

First-Quarter Financial Highlights:
(unaudited)

	First Quarter 2020
(in millions, except earnings per share)	GAAP	Non-GAAP(1)
Total Revenues	$20.9	—
Net Income	$41.2	$10.3
Earnings Per Share	$0.58	$0.10
Adjusted EBITDA	—	$6.1

(1) All non-GAAP measures included in this earnings release are reconciled to the corresponding GAAP measures in the schedules attached.

“Today we reported positive results in a truly transformative quarter for Assertio, one in which we strategically divested assets, repaid our debt, and announced a merger agreement with Zyla Life Sciences. These bold steps position the new Assertio as a company with a diversified and growing portfolio, low leverage and as a result well positioned to add differentiated products through acquisitions and partnerships,” said Arthur Higgins, President and CEO of Assertio. “With the transformation of Assertio now well in place, I am looking forward to my new role as non-executive chairman at the close of the merger, where I will work with the Assertio Board and its Leadership to achieve our vision of becoming a leading specialty pharmaceutical company.”

First-Quarter Business Highlights:

•
Merger Agreement with Zyla Life Sciences: On March 16, 2020, the Company announced it had entered into a definitive merger agreement with Zyla Life Sciences (Zyla) (OTCQX: ZCOR). The Merger will create a leading commercial pharmaceutical company with neurology, inflammation and pain products. The combined company will have a leading portfolio of branded non-steroidal anti-inflammatory drugs (NSAIDs) commonly used by neurologists, orthopedic surgeons, internists, women’s health providers, podiatrists and pain care specialists. The new company will have the platform, profitability and financial strength to both grow its existing portfolio and acquire additional complementary assets. The closing of the merger is expected to occur shortly after Assertio’s shareholders meeting on May 19, 2020. The combined synergy potential is upwards of $40 million, in addition to Assertio’s previously announced $15 million in annual accelerated cost savings initiatives, allowing for Pro-Forma 2020 Non-GAAP Adjusted EBITDA margins greater than 25% and net leverage of less than two times. The combined company Pro-Forma 2019 revenue was approximately $128 million.

•
Debt Reductions: On February 13, 2020, the Company announced that it repaid in full its senior secured debt obligations. Between two separate transactions announced on February 19, 2020 and April 9, 2020, the Company has also retired substantially all of its outstanding Convertible Notes through $188.0 million of privately negotiated purchase agreements and a tender of an additional $76.7 million.

•
Sale of NUCYNTA Franchise: On February 13, 2020, the Company announced the closing of its definitive agreement with Collegium Pharmaceutical, Inc. pursuant to which Collegium has acquired the NUCYNTA franchise of products from the Company. Under the terms of the agreement, Collegium paid Assertio $375.0 million in cash at closing, less royalties paid to Assertio in 2020. In addition, Collegium paid Assertio for certain inventories relating to the products.

•
Sale of Gralise: On January 10, 2020, the Company completed the sale of Gralise to Alvogen. Under the terms of the agreement, Alvogen is expected to pay Assertio a total value of $127.5 million, plus inventory. At the closing of the transaction, the Company received approximately $78.6 million, of which, $60.5 million of proceeds were used to pay down the Company’s senior secured debt. The remaining balance is in the form of a royalty on the first $70.0 million in Gralise net sales. Both companies expect the majority of the royalties to be paid in the first calendar year. To ensure a smooth transition, Assertio agreed to continue to promote Gralise in the first quarter of 2020 and received cost reimbursement for promotional activities. In the first quarter, Assertio collected $2.5 million of royalties and $0.8 million of cost reimbursement from Alvogen.

•
Impact of COVID-19: Due to COVID-19, the Company will not be providing guidance. While COVID-19 did not have a material adverse effect on our reported results for our first quarter, we are unable to predict the ultimate impact that it may have on our business, future results of operations, financial position or cash flows. While shelter-in-place orders remain in effect, the Company would expect fewer patients to visit physicians for conditions treated by the Company’s products, as well as fewer elective surgeries and fewer visits to pharmacies to have prescriptions filled. As a result, the Company could see a negative impact in product sales during the peak of the pandemic, which is expected to be in the second quarter of 2020, although the degree of this impact is not currently estimable. The extent to which our operations may be impacted by the COVID-19 pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions by government authorities to contain the outbreak or treat its impact.

Revenue Summary:
(in thousands, unaudited)

	Three Months Ended March 31,
	2020	2019
Product sales, net
CAMBIA	$6,274	$8,808
Zipsor	2,331	4,231
Gralise	547	13,278
Total neurology product sales, net	9,152	26,317
NUCYNTA and Lazanda product sales adjustments	100	133
Total product sales, net	9,252	26,450
Commercialization agreement:
Commercialization agreement, net	11,258	30,856
Royalties and milestone revenue	407	623
Total revenues	$20,917	$57,929

2020 Company Update:
The Company will provide an update on its strategy and merger integration during its second quarter earnings call.

Conference Call and Webcast:
The Company will host a conference call today, Monday, May 11, 2020 beginning at 8:30 a.m. ET to discuss its results. This event can be accessed in three ways:

•	From the Assertio website: http://investor.assertiotx.com. Please access the website 15 minutes prior to the start of the call to download and install any necessary audio software.

•	By telephone: Participants can access the call by dialing (877) 550-3745 (United States) or (281) 973-6277 (International) referencing Conference ID 4097119.

•	By replay: A replay of the webcast will be located under the Investor Relations section of Assertio’s website approximately two hours after the conclusion of the live call.

About Assertio Therapeutics, Inc.
Assertio Therapeutics is committed to providing responsible solutions to advance patient care in the Company’s core areas of neurology, orphan and specialty medicines. Assertio currently markets two FDA-approved products and continues to identify, license and develop new products that offer enhanced options for patients that may be under served by existing therapies. To learn more about Assertio, visit www.assertiotx.com.

Forward Looking Statements
Statements in this communication that are not historical facts are forward-looking statements that reflect Assertio’s and Zyla’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions. These forward-looking statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to, among other things, future events or the future performance or operations of Assertio and Zyla, respectively. All statements other than historical facts may be forward-looking statements; words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes are used to identify forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the control of Assertio or Zyla. Factors that could cause Assertio’s or Zyla’s actual results (or the actual results of the new combined company) to differ materially from those implied in the forward-looking statements include: (1) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the risk that required approvals for the proposed Merger from the stockholders of Assertio or Zyla are not obtained; (2) the occurrence of any event, change or other circumstances that either could give rise to the right of one or both of Assertio or Zyla to terminate the Agreement; (3) the risk of litigation relating to the proposed Merger; (4) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed Merger; (5) risks related to disruption of management time from ongoing business operations due to the proposed Merger; (6) unexpected costs, charges or expenses resulting from the proposed Merger; (7) the ability of the Assertio and Zyla to retain and hire key personnel; (8) competitive responses to the proposed Merger and the impact of competitive services; (9) certain restrictions during the pendency of the merger that may impact Assertio’s or Zyla’s ability to pursue certain business opportunities or strategic transaction; (10) potential adverse changes to business relationships resulting from the announcement or completion of the proposed transaction; (11) the combined company’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; (12) negative effects of this announcement or the consummation of the proposed Merger on the market price of Assertio’s or Zyla’s common stock, credit ratings and operating results; and (13) legislative, regulatory and economic developments, including changing business conditions in the industries in which Assertio and Zyla operate and (14) natural disasters or calamities, epidemics, pandemics or disease outbreaks (including COVID-19) or any escalation or worsening of the foregoing. These risks, as well as other risks associated with the proposed transaction, are more fully described in the joint proxy statement/prospectus that has been filed with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this communication, which speak only as of this date. While Assertio or Zyla may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to update or revise any forward-looking-statements contained in this press release whether as a result of new information or future events, except as may be required by law. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Assertio, Zyla, the new holding company or the combined company, whether following the implementation of the proposed transaction or otherwise.

No Offer or Solicitation
This communication includes information related to a proposed business combination involving Assertio and Zyla. Such information is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed issuance of shares for Assertio and the proposed Merger for Zyla. The proposed issuance of shares will be submitted to Assertio’s stockholders and the proposed Merger will be submitted to Zyla’s stockholders for their consideration. In connection with the proposed Merger and the solicitation of proxies, Assertio and Zyla have filed, and mailed to their respective stockholders, the Joint Proxy Statement/Prospectus dated April 20, 2020. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF ASSERTIO AND INVESTORS AND STOCKHOLDERS OF ZYLA ARE URGED TO READ THE DEFINITIVE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT, REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS, WHEN THEY BECOME AVAILABLE, IN THEIR

ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Joint Proxy Statement, any amendments or supplements thereto and other relevant materials, and any other documents filed by Assertio or Zyla with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Assertio at www.assertiotx.com or by directing a request to Assertio’s Investor Relations Department at investor@assertiotx.com or free of charge from Zyla at www.zyla.com or by directing a Zyla’s Investor Relations Department at ir@zyla.com.

Participants in the Solicitation
Assertio, Zyla and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed issuance of shares and the proposed Merger. Information regarding Assertio’s directors and executive officers is available in its Joint Proxy Statement/Prospectus dated April 20, 2020 and its Annual Report on Form 10-K for the year ended December 31, 2019, that was filed with the SEC on March 10, 2020. Information regarding Zyla’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2019, that was filed with the SEC on March 26, 2020 and in Amendment No. 1 to its Annual Report on Form-10-K for the year ended December 31, 2019, that was filed with the SEC on April 28, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed Merger to be filed with the SEC when they become available.

Investor and Media Contact:
Dan Peisert
Senior Vice President, Chief Financial Officer
dpeisert@assertiotx.com

Non-GAAP Financial Measures
To supplement the Company’s financial results presented on a U.S. generally accepted accounting principles (GAAP) basis, the Company has included information about non-GAAP revenue, non-GAAP adjusted earnings, non-GAAP adjusted diluted earnings per share, non-GAAP adjusted EBITDA and other non-GAAP financial measures as useful operating metrics. The Company believes that the presentation of these non-GAAP financial measures, when viewed with results under GAAP and the accompanying reconciliation, provides supplementary information to analysts, investors, lenders, and the Company’s management in assessing the Company’s performance and results from period to period. The Company uses these non-GAAP measures internally to understand, manage and evaluate the Company’s performance, and in part, in the determination of bonuses for executive officers and employees. These non-GAAP financial measures should be considered in addition to, and not a substitute for, or superior to, net income or other financial measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, non-GAAP measures used by other companies.

Specified Items
Non-GAAP measures presented within this release exclude specified items. The Company considers specified items to be significant income/expense items not indicative of current operations, including the related tax effect. Specified items include non-cash adjustments to Collegium agreement revenue and cost of sales, adjustments to sales reserves for products the Company is no longer selling, interest income, interest expense, amortization expense, stock-based compensation expense, non-cash interest expense related to debt, depreciation expense, income taxes, transaction-related costs, CEO transition and restructuring costs, legal costs and expenses incurred in connection with opioid-related litigation, investigations and regulations pertaining to the company’s historical commercialization of opioid products, certain types of legal settlements, disputes, fees and costs, gains or losses resulting from debt refinancing or extinguishment, gains or losses from non-cash adjustments to long-lived assets and assets not part of current operations, and adjustments for the tax effect related to each of the non-GAAP adjustments.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,
	2020	2019
Revenues:
Product sales, net	$9,252	$26,450
Commercialization agreement, net	11,258	30,856
Royalties and milestones	407	623
Total revenues	20,917	57,929
Costs and expenses:
Cost of sales (excluding amortization of intangible assets)	1,399	2,575
Research and development expenses	1,041	1,793
Selling, general and administrative expenses	27,314	25,045
Amortization of intangible assets	7,795	25,444
Total costs and expenses	37,549	54,857
(Loss) income from operations	(16,632)	3,072
Other income (expense):
Gain on sale of Gralise	127,505	—
Loss on extinguishment of convertible notes	(31,608)	—
Loss on sale of NUCYNTA	(15,755)
Interest expense	(8,674)	(16,554)
Loss on prepayment of Senior Notes	(8,233)	—
Other	(3,325)	(609)
Total other income (expense)	59,910	(17,163)
Net income (loss) before income taxes	43,278	(14,091)
Income tax expense	(2,048)	(210)
Net income (loss) and Comprehensive income (loss)	$41,230	$(14,301)

Basic net income (loss) per share	$0.58	$(0.22)
Diluted net income (loss) per share	$0.58	$(0.22)
Shares used in computing basic net income (loss) per share	70,940	64,239
Shares used in computing diluted net income (loss) per share	71,051	64,239

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	March 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$105,973	$42,107
Accounts receivable, net	12,952	42,744
Consideration receivable from sale of Gralise	50,019	—
Inventories, net	518	3,412
Prepaid and other current assets	10,651	15,688
Total current assets	180,113	103,951
Property and equipment, net	3,233	3,497
Intangible assets, net	23,671	400,535
Investments, net	8,132	13,064
Other long-term assets	4,125	6,123
Total assets	219,274	527,170
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,982	16,193
Accrued rebates, returns and discounts	32,359	58,943
Accrued liabilities	24,716	18,948
Senior Notes, current portion	—	80,000
Convertible Notes, current portion	57,866	—
Interest payable	304	8,375
Other current liabilities	2,066	2,094
Total current liabilities	122,293	184,553
Senior Notes	—	76,443
Convertible Notes	—	194,815
Other long-term liabilities	12,944	13,401
Total liabilities	135,237	469,212
Commitments and contingencies
Shareholders’ equity:
Common stock	8	8
Additional paid-in capital	442,600	457,751
Accumulated deficit	(358,571)	(399,801)
Total shareholders’ equity	84,037	57,958
Total liabilities and shareholders' equity	$219,274	$527,170

Exhibit 99.1

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP ADJUSTED EBITDA AND EARNINGS
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2020	2019	Financial Statement Classification
Net (loss) income (GAAP)	$41,230	$(14,301)
Interest expense	8,674	16,554	Interest expense
Income tax (benefit) expense	2,048	210	Income tax benefit (expense)
Depreciation expense	273	337	Selling, general and administrative expenses
Amortization of intangible assets	7,795	25,444	Amortization of intangible assets
EBITDA (Non-GAAP)	$60,020	$28,244
Adjustments:
NUCYNTA, Lazanda and Gralise revenue reserves (1)	(647)	(133)	Product sales, net
Commercialization agreement revenues (2)	1,846	1,930	Commercialization agreement, net
Transaction-related costs(3)	7,694	—	Selling, general and administrative expenses
Expenses for opioid-related litigation, investigations and regulations (4)	2,128	2,500	Selling, general and administrative expenses
Stock-based compensation	1,934	2,702	Multiple (5)
Gain on sale of Gralise (6)	(127,505)	—	Gain on sale of Gralise
Loss on extinguishment of convertible notes (7)	31,608	—	Loss on extinguishment of convertible notes
Loss on sale of NUCYNTA (8)	15,755	—	Loss on sale of NUCYNTA
Loss on prepayment of Senior Notes (7)	8,233	—	Loss on prepayment of Senior Notes
Change in fair value of warrants	3,146	1,629	Other
Other (9)	1,854	(501)	Other
Adjusted EBITDA (Non-GAAP)	$6,066	$36,371

Adjusted EBITDA (Non-GAAP)	6,066	36,371
Depreciation expense	(273)	(337)
Cash portion of Senior Notes interest expense (10)	(1,648)	(8,206)
Income taxes benefit (expense), as adjusted (11)	6,167	(8,561)
Adjusted Earnings (Non-GAAP)	$10,312	$19,267
		—
Shares used in calculation (12)	102,410	82,170
Adjusted earnings per share (Non-GAAP)	$0.10	$0.23

Exhibit 99.1

(1)	Removal of the impact of revenue adjustment estimates related to products that we are no longer commercializing.

(2)	Adjustments relate to non-cash expense for third-party royalties, which have no net impact for the full year period, as well as the amortization of the contract asset.

(3)
Represents one-time transaction-related costs including CEO transition expense and costs related to legal and consulting with the disposition of the Gralise and NUCYNTA and the proposed merger with Zyla Life Sciences during the three months ended March 31, 2020.

(4)	Legal costs/expenses related to opioid-related litigation, investigations and regulations pertaining to the Company’s historical commercialization of opioid products.

(5)
Stock based compensation for the three months ended March 31, 2020 and 2019, included $0.2 million and $0.3 million in Research and development expense, respectively, and $1.7 million and $2.4 million in Selling, general and administrative expenses, respectively.

(6)
In connection with the sale of Gralise to Alvogen on January 10, 2020, the Company recognized a gain of $127.5 million in Other income on the Company’s Consolidated Statements of Comprehensive Income composed of the $78.6 million in upfront consideration received and $52.5 million in contingent consideration expected to be collected on Alvogen’s first $70.0 million in net sales, net of $3.6 million in inventory transferred.

(7)
During the three months ended March 31, 2020, the Company recognized a loss of $31.6 million and $8.2 million on the repurchase of $188.0 million aggregate principal outstanding of the Company’s 2021 Note and 2024 and $162.5 million in remaining outstanding principal of the Company’s Senior Notes, respectively.

(8)
During the three months ended March 31, 2020, the Company recognized a net loss of $15.8 million in Other income which was comprised of the $367.9 million in upfront consideration received less the $369.1 million carrying value of the NUCYNTA intangible derecognized, $5.6 million in inventory transferred, and $9.0 million in accrued third-party consent fees.

(9)
Represents a credit loss reserve related the Company’s $3.0 million investment in a company engaged in medical research. This investment is structured as a long-term loan receivable with a convertible feature and is valued at amortized cost.

(10)
Represents the contractual basis interest expense for the Senior Notes. The amount excludes convertible debts interest expense because the Company computes non-GAAP adjusted earnings using the if-converted method assuming the convertible debt is converted to equity at the beginning of each period presented.

(11)
Represents the Company’s income tax expense (benefit) adjusted for the tax effect of pre-tax non-GAAP adjustments excluded from adjusted earnings. The tax effect of pre-tax non-GAAP adjustments excluded from non-GAAP adjusted earnings is computed at the statutory rate of 21%.

(12)	The Company uses the if-converted method to compute adjusted diluted earnings per share with respect to its convertible debt.

RECONCILIATION OF GAAP NET INCOME (LOSS) PER SHARE TO
NON-GAAP ADJUSTED EARNINGS PER SHARE (1)
(unaudited)

	Three Months Ended March 31,
	2020	2019
GAAP net (loss)/income per share	$0.58	$(0.22)
Conversion from basic shares to diluted shares (2)	(0.18)	0.05
Adjustments:
NUCYNTA, Lazanda and Gralise revenue reserves	(0.01)	—
Commercialization agreement revenues	0.02	0.02
Transaction-related costs	0.08	—
Expenses for opioid-related litigation, investigations and regulations	0.02	0.03
Intangible amortization related to product acquisitions	0.08	0.31
Stock-based compensation	0.02	0.03
Gain on sale of Gralise	(1.25)	—
Loss on extinguishment of convertible notes	0.31	—
Loss on sale of NUCYNTA	0.15	—
Loss on prepayment of Senior Notes	0.08	—
Change in fair value of warrants	0.03	0.02
Other	0.02	—
Non-cash interest expense on debt (3)	0.07	0.10
Income tax effect of non-GAAP adjustments (4)	0.08	(0.11)
Non-GAAP adjusted diluted earnings per share	$0.10	$0.23

(1) Represents per share calculations of adjustments reflective in the Company’s reconciliation of GAAP net (loss) income to non-GAAP adjusted earnings and therefore should be read in conjunction with that reconciliation and respective footnotes.

(2) The Company uses the if-converted method to compute adjusted diluted earnings per share with respect to its convertible debt.

(3) Represents per share adjustment for interest expense, net of cash portion of Senior Notes interest expense.

(4) Represents the Company’s income tax (benefit) expense adjusted for the tax effect of pre-tax non-GAAP adjustments excluded from adjusted earnings. The tax effect of pre-tax non-GAAP adjustments excluded from non-GAAP adjusted earnings is computed at the statutory rate of 21%.